June 4, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Ms. Jill Davis, Branch Chief Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Filed July 23, 2008
Form 10-Q for Fiscal Quarter ended December 31, 2008
Filed February 13, 2009
Response Letter Dated April 21, 2009
File No. 000-52316

Dear Ms. Davis:

                   We have reviewed your comment letter dated May 11, 2009 in respect of the above-referenced filings. This letter sets forth our responses to your comments. We will file a responsive Amendment No. 2 to the Form 10-KSB/A and a responsive Amendment No. 1 to the Form 10-Q upon confirmation that our response adequately address your comments. The numbered items correspond to the numbers contained in your letter.

Form 10-KSB/A (Amendment #1) for the Fiscal Year Ended March 31, 2008

Consolidated Statement of Cash Flows, page F-6

1.	In your response to our prior comment number five, we note you have included subtotals within your proposed statement of cash flows. (For example, your operating cash flow reconciliation begins from the subtotal "net income before discontinued operations/" Additionally, you have included subtotals in the operating investing, and financing categories of your cash flows before the cash flows attributed to discontinued operations.) The use of these subtotals is not contemplated within FAS 95. Therefore, please modify your presentation accordingly and provide us with a sample of your proposed modified disclosure.

The modified cash flow statement presentation follows:

ReoStar Energy Corporation (formerly Goldrange Resources, Inc.) Consolidated Statements of Cash Flows
	Three Months Ended		Fiscal Year Ended	Year Ended
	Mar. 31, 2008 (unaudited)	Mar. 31, 2007	Mar. 31, 2008	Dec 31, 2006
Operating Activities:
Net Income	$(601,257)	$(1,147,794)	$795,900	$192,756
Adjustments to reconcile net income to net cash from operating activities:
Discontinued Operations	-	(107,536)	(22,930)	(279,647)
Deferred Income Tax Expense	(323,695)	1,363,244	364,930	-
Depletion, Depreciation, & Amortization	647,308	468,540	1,520,406	1,940,355
Expired Leases	280,400	-	280,400	-
Note Accretion	-	41,487	-	128,334
Stock based compensation	156,614	-	621,600	-
Loss on Equity Method Investment	32,605	-	32,605	-
Gain on Sale of Pipeline (net of income taxes)	-	-	(1,450,805)	-
Cost of Leases Sold	-	-	105,885	-
Changes in Operating Assets and Liabilities
Cash Overdraft	-	-	-	186,912
Changes in Other Assets	-	13,454	-	(13,455)
Changes in Accrued Liabilities	(182,153)	-	(55,616)	86,667
Change in Inventory	(4,748)	-	(4,748)	-
Change in Related Party Receivables/Payables	366,237	(516,714)	37,343	(543,483)
Changes in Other Receivables	-	(63,389)	63,389	2,324
Changes in Hedging Account	10,047	-	(13,062)	-
Changes in Royalties Payable	9,140	-	57,485	-
Change in Revenue Receivables	145,723	(495,201)	(373,206)	86,762
Changes in Accounts Payable	(80,597)	704,151	(492,906)	-
Net Cash provided (used) from operating activities	455,624	260,242	1,466,670	1,787,525
Net Cash provided (used) from discontinued operations	-	271,986	79,373	612,060

Investing Activities:
Oil & Gas Drilling, Completing and Leasehold Acquisition Costs	(219,665)	(2,091,787)	(5,269,960)	(6,371,739)
Change in Drilling Reimbursements in Excess of Costs	-	(1,962,407)	-	492,160
Change in Capitalized Note Accretion	35,000	-	140,000	-
Change in Related Party Payable related to drilling	-	-	(4,120,568)	2,220,498
Deposits	-	-	-	200,000
Investment in Other Depreciable Assets	(166,370)	-	(1,641,805)	-
Investment in Equity Method Investment	-	-	(175,000)	-
Note Receivable Collections	50,085	987,022	258,990	-
Net Cash provided by (used in) continuing activities	(300,950)	(3,067,172)	(10,808,343)	(3,459,081)
Net Cash provided by (used in) discontinued activities	-	(2,561,565)	12,869,388	(3,920,799)

Financing Activities
Notes Payable (Payments) Advances	6,910	999,667	(2,098,168)	704,466
Changes in Notes Payable Related Party	-	-	(100,000)	1,264,957
Net cash received from common stock subscriptions	-	3,430,000	6,885,353	-
Net Cash provided by (used in) continuing activities	6,910	4,429,667	4,687,185	1,969,423
Net Cash provided by (used in) discontinued activities	-	879,096	(7,913,862)	1,747,320
Net Increase (Decrease) in cash	161,584	212,254	380,411	(1,263,552)
Cash - Beginning of the period	431,081	-	212,254	1,263,552
Cash - End of the period	$592,665	$212,254	$592,665	$-

See Accompanying Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

2.	In your proposed expanded disclosure in response to our prior comment number seven we note you account for drilling and equipping injection wells as development costs. Please confirm for us, if true, that the wells for which drilling and injection equipment costs have been capitalized as development costs were in the development stage (i.e. they have proven secondary or tertiary reserves pursuant to Rule 4-10 of Regulation S-X) at the time these costs were incurred.

We confirm that the wells for which drilling and injection equipment costs have been capitalized as development costs have proven secondary or tertiary reserves pursuant to Rule 4-10 and were in the development stage at the time these costs were incurred.

Furthermore, please confirm for us that successful testing by a pilot project, or the operation of an installed program in the reservoir, or an appropriate geologic analogy, provides support for the engineering analysis on which your development stage determination has been made. Refer to Rule 4-10(a)(2)(ii) of Regulation S-X.

We confirm that a successful pilot project was conducted in the Nacatoch reservoir on a lease offsetting our acreage.

Please expand your proposed disclosure to address this comment, and provide us with a sample of your proposed expanded disclosure.

See response to comment number three for the proposed expanded disclosure.

3.	We note in your proposed expanded disclosure in response to our prior comment number seven that "The cost of the chemicals injected in the surfactant polymer flood, the cost of injecting the chemicals, and the cost of monitoring the well pressures and injected chemical recovery are classified as lease operating expenses and are expensed when incurred." To the extent these costs are incurred for wells that are in the development stage, we are not in a position to agree that these costs should be excluded from capitalized development costs. Please refer to paragraph 21.d of FAS 19. The costs of monitoring and maintaining optimal surfactant polymer operations should not be categorized as a cost of oil and gas produced prior to entering the production stage. Please modify your accounting policy and related disclosure accordingly, or tell us why you believe paragraph 21.d is not applicable. Please provide us a sample of the proposed modified disclosure and also tell us the impact that your prior accounting methodology has had on your previously-reported financial statement amounts.

Our policy has been and continues to be to capitalize the above costs to the lease until production increases above the level of production prior to the injection of polymer, which we deem to be the point at which the project enters the production stage. Subsequently, the above listed costs are classified as operating expenses.

We propose expanding the proposed disclosure as follows:

Enhanced Oil Recovery Costs

Due to the successful pilot polymer injection project on an offsetting lease, our enhanced oil recovery project in Corsicana is classified as a development project. The cost of drilling and equipping both injection and production wells are classified as development costs and capitalized in accordance with the successful efforts method of accounting. The cost of the chemicals injected in the surfactant polymer flood, the cost of injecting the chemicals, and the cost of monitoring the well pressures and injected chemical recovery are capitalized as development costs until oil production increases above the levels of production prior to the initiation of the enhanced oil recovery project. Thereafter, the chemical costs, injection costs, and monitoring costs are classified as lease operating expenses and are expensed when incurred.

Asset Retirement Obligation, page F-11

4.	From your response to our prior comment number nine, it appears you have setoff the Barnett salvage values against the Barnett asset retirement obligation liabilities. We are not in a position to agree that the right of setoff exists so as to allow the net presentation of these asset and liability balances. Refer to paragraph 5 pf Fin 39. Please modify your presentation to recognize the salvage values of your long-lived assets separately from your asset retirement obligations, or tell us why you believe this presentation is not appropriate.

Furthermore, we note from your response you intend to begin to recognize your asset retirement obligation when the last identified potential productive zone is recompleted. Paragraph 3 of FAS 143 states "An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made." Please tell us how your intended recognition is consistent with this guidance.

See the response to number 5 below.

5.	In your response to our prior comment number nine you conclude your Corsicana asset retirement obligations (AROs) are immaterial based on a single quantitative consideration which you have determined "is below the materiality threshold under SAB Topic 1.M." Please note that SAB Topic 1.M states "quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations." Based on your response we are not in a position to agree that the amount of unrecognized ARO is immaterial. Please provide us with your complete assessment of materiality in accordance with SAB Topic 1.M.

Please ensure your materiality assessment considers the materiality of all of your AROs (including the Barnett AROs discussed in the preceding comment above) and all other identified unadjusted errors. Refer to SAB Topic 1.N. Please also ensure your assessment considers the materiality for each discrete financial statement period (including interim periods) as well as the cumulative carryover and reversing effect of prior period amounts. In your response to this comment, please provide us a sample of your omitted disclosures in accordance with paragraph 22 of FAS 143.

After reviewing our original response to your comment 9 on the previous correspondence and reading your comments 4 and 5 above, we agree that our prior response was not clear enough to address your concerns and resolve the issue.

It was management's opinion that a reasonable estimate as to the fair value of the asset retirement obligation could not be made. In our opinion, the factor that most influences the fair value of the asset retirement obligation is the estimate of the retirement date of the lease (i.e. the estimated productive life of each lease).

Management believes it is unable to reasonably estimate the life of both the Barnett and Corsicana leases.

The oil window of the Barnett Shale had a limited data set that produces a highly unpredictable decline curve. An independent engineer, who is widely regarded as the definitive expert in the Barnett Shale, has told us the gas window of the Barnett enjoys high predictability (in excess of 95%) but the oil window may have a predictability factor of only 5%. Additionally, there are at least 4 potentially productive zones above the Barnett in nearly all of the wells. There were several proven undeveloped locations on each of the leases, which extends the life of the lease to the time the last well drilled on each lease has exhausted the last productive zone on that lease. Therefore, management believes the lives of the Barnett leases are indeterminate.

Most of the Corsicana leases date back 60 or more years. Even as old as these leases are, nearly all of the potentially productive zones below the Nacatoch remain in place. Once the tertiary project in the Nacatoch becomes non-economic, the Company will begin systematically exploiting the lower zones. The Company has productive wells in deeper zones and the logs from Woodbine water wells show these zones are pervasive throughout the 4,000 acres of leases held by the Company. Here too, the asset retirement obligation is determined at the lease level rather than the individual well level (i.e. the Company will not be required to plug a well until the lease in question is ready to be retired).

In management's analysis, even if there were no other productive zones, and the life of the leases were reasonably predictable, the resulting asset retirement obligation ("ARO") is immaterial. In making this determination, management included both qualitative and quantitative factors in the analysis.

In order to quantify the potential ARO, management assumed the leases would be retired after the last existing well (as of March 31, 2008) on each lease became non-economic (i.e. the proven undeveloped locations did not extend the lives of the leases). Further, management assumed the long-term credit adjusted risk-free rate would be 12.5%, a low estimate given the lack of liquidity in the credit market at March 31, 2008 and rates in the high-yield market. Finally, management assumed the costs to retire the assets would be subject to a 3% inflation rate. The intention of the above assumptions is to result in the highest possible present value of the ARO. Given these assumptions, the total ARO was slightly below $350,000, which is 2.56% of the net book value of oil and gas assets as of March 31, 2008, and 3.9% of the net book value of oil and gas assets as of March 31, 2007. Both percentages fall below the conventional materiality thresholds.

Given that there is a high probability that the proven undeveloped locations would substantially extend the life of the leases (and thus extend the period before the ARO would become current), and given that there are other proven productive zones behind pipe which are expected to substantially extend the life of the leases, and given that the estimate of the credit adjusted risk-free rate was low (which results in a larger present value of the ARO), management believes that the $350,000 estimate is more likely than not an overstatement of the ARO.

The lack of inclusion of the ARO in the financials affected only the balance sheet. There was no effect on income, no effect on equity, and no effect on cash flows. Reporting the ARO was not expected to impact the Company's stock price one way or the other. The liability is a non-current liability and would have no effect on working capital analysis.

The Company had no third party note payables other than certain lease bank obligations, and there were no debt covenants to meet on any of the Company's debt.

In the event management erred in its determination that a reasonable estimate of the fair value of the ARO was not possible given the indeterminate life of its assets, there were no other known errors or passed adjustments on the financial statements.

Finally, management does not believe a reasonable person relying on the reports would change their opinion, be influenced by, or even find the ARO relevant had the item been included in the financial statements.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

Production, Revenues and Price History, page 3

6.	We have reviewed your response to prior comment 20. In your proposed disclosure please clearly indicate whether or not Lease Operating Expenses include production taxes. If they do not, please include these as another line item.

The following is the expanded proposed disclosure:

	March 31,	December 31,
Years Ending	2008	2006	2005
Production
Oil (Bbl)	33,602	34,607	8,965
Gas (Mcf)	351,538	199,282	94,358

Revenues
Crude Oil	$2,704,468	$1,772,649	$555,097
Gas	2,197,604	1,101,642	554,102
Total	4,902,072	2,874,291	1,109,199

Average Sale Price per Bbl	$80.49	$51.22	$61.92
Average Sale Price per MCF	$6.25	$5.53	$5.87

Lease Operating Costs (per BOE)	$23.05	$16.68	$22.59
Severance Taxes (per BOE)	$3.13	$2.41	$2.67

Average Sale Price (per BOE)	$53.17	$42.38	$44.92
Average Sale Price (per MCFE)	$8.86	$7.06	$7.49

Risk Factors, page 8

7.	We have reviewed your response to prior comment 21. Please include in the risk factor your actual costs per barrel plus production taxes in 2008 in your EOR fields.

We propose to expand the disclosure as follows:

High operating costs are inherent in enhanced oil recovery projects and could impair our ability to produce oil and gas economically.

The Company has initiated a surfactant polymer flood, which is classified as an enhanced oil recovery project. The cost of the surfactants and polymers, the cost of preparing the mixture for injection, the cost of injection, the cost of monitoring the quality of the injected solution, and the cost of monitoring the results all contribute to operating expenses which are significantly higher than operating expenses incurred using primary and secondary recovery techniques. Additionally, the response time, response rate, and overall recovery rate of a surfactant polymer flood are uncertain which could materially impact the operating cost per unit produced.

Due to the higher operating costs (which for the fiscal year ended March 31, 2008 averaged more than $30.00 per BOE), a significant decline in commodity prices could magnify the negative impact on net income, cash flow and proved reserves.

Description of Properties, page 13

Barnett Shale, page 13

8.	We have reviewed your response to prior comment 22. Please remove the reported proved gas reserves for the entire Barnett Shale formation. These do not appear to represent proved reserves net to your interest and there is not indication that these reserves were determined using Rule 4-01(a) of Regulation S-X.

The following is the adjusted proposed expanded disclosure:

Barnett Shale
The Barnett Shale is a non-conventional natural gas resource play located in North Texas. It underlies approximately 5,000 square miles and at least 17 counties. Our leases lie in the north western portion of the Barnett Shale, an area which is known as the "oil window".

We have drilled and own interests in 59 completed wells, all of which are operated by Rife Energy Operating, Inc., a non-publicly traded affiliate. Our average working interest is 40%, and our average net revenue interest is 30 percent. We have approximately 6,500 gross (5,800 net) acres under lease, the majority of which is not classified as proven. During the fiscal year ended March 31, 2008, our Barnett Shale production consisted of 351,000 MCF of natural gas and 23,275 barrels of oil, or approximately 81,800 BOE (491,000 MCFE). Proved developed producing reserves consisted of 3,445 MMCF of natural gas and 164 M barrels of oil, or, 739 MBOE (4,400 MMCFE).

Proved developed non-producing reserves consisted of 3,050 MMCF of natural gas and 190 M barrels of oil, or, 698 MBOE (4,190 MMCFE). The majority of the proved developed non-producing reserves represented the reserves associated with 7 wells that were drilled, but were not yet completed. Total proved developed reserves at March 31, 2008 were 1,437 MBOE (8,590 MMCFE). Total proven, undeveloped reserves consisted of 12,310 MMCF natural gas and 590 M barrels of oil, or, 2,642 MBOE (15,850 MMCFE).

At March 31, 2008, we had a Barnett Shale development inventory of more than 250 drilling locations and 17 proven re-completions. Development projects include re-completions and infill drilling (current field rules provide for 20 acre spacing).

Corsicana Field, page 14

9.	Please tell us who the operator is of the ASP project. Additionally, please tell us the current status of this project and your net interest in the project..

The operator is Texas MOR, Inc., a closely held Texas corporation wholly owned by a shareholder who owns more than 5% of the Company's stock. We continue to inject polymer and surfactant into the wells that were drilled in Phase I of the project. We applied for an area injection permit which will allow the Company to expand the project without going through the permit process for each stage. The application is currently pending. We have drilled 13 wells for Phase II, but are awaiting the approval of the area injection permit before we initiate injection. Upon receipt of the area injection permit, we will begin injecting in the second stage. The Company has a 95% working interest in the project.

10.	We note your statement that a service company determined from your core samples that your property may be successfully flooded by ASP chemicals.

It continues to be unclear how a service company in the business of selling chemicals for improved recovery is in a position to make such a determination. Please tell us if the proved reserves that you have reported from this project are from a pilot project or from the full project.

You misread our statement. The service company in question is an engineering and laboratory services firm. The services the firm offers include engineering evaluations, ASP flood designs, core studies, and physical stimulation, not chemical sales. The study was commissioned to verify the reservoir characteristics on our leases were consistent with those on the offset lease where the successful polymer pilot was located.

The proven reserves we have reported were based upon several factors: the successful pilot test on a lease offsetting ours; the affirmation that the core study indicates our reservoir properties are consistent with those of the pilot; and the initial results from Phase I of our ASP project.

11.	Please tell us what impact the large drop in oil prices over the last year has had on the status of this ASP project and on the economics of this project. Please provide us with documentation in sufficient detail that demonstrates that the operator and all the major partners have agreed to go forward with the project at these reduced oil prices.

Obviously a large drop in oil prices negatively impacts the economics of any and all oil and gas drilling and development projects, including our ASP project. Additionally, the industry experienced a spike in costs in the 6 months leading up to the sudden drop in oil prices, which aggravated the severity of the impact of the sudden drop in commodity prices. However, costs are normalizing, and the spot price for oil is currently up more than 45% from the low. Oil prices are currently at the level that existed when we initiated injection in Phase I of our polymer project.

In our opinion, an ASP flood is not a start and stop proposition. When we made the decision to initiate the ASP project, we committed to a minimum 24 month injection period. We initiated the project when the spot market was $65 per barrel. While we enjoyed the $100+ per barrel pricing environment, those prices did not cause us to accelerate our development schedule, nor has the sub-$50 price environment caused us to stop in mid-project.

The operator is wholly owned by one of the founders of the Company, and has no ownership in the properties. The Company's working interest ownership in the project is 95%. The Company and the operator believe the project will prove to be economically viable and have agreed to continue injection in Phase I of the project. Further, we have agreed to begin injection on Phase II once we have secured the area wide injection permit.

Proven Reserves, page 14

12.	We have reviewed your responses to prior comments 26 and 27. Please retain the disclosure that you have proposed to remove and, as previously stated, expand the disclosure to include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-K as well as the information required by SFAS 69.

The following will be added to the proven reserves discussion beginning on page 14:

Proven oil and gas reserves are defined as the estimated quantities of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

See financial statement footnote number 15, "Supplemental Info on Oil and Gas Exploration, Development, and Production Activities" for the disclosures required by SFAS 69 and more detailed information regarding our proven reserves

Capital Requirements, page 21

13.	We note that you only plan to budget $3.5 million for the expansion of the Corsicana ASP project in 2009. We also note that your Standardized Measure estimate reports that you will need over $120 million in development capital to develop your total proved undeveloped reserves and will need over $96 million to develop your undeveloped reserves in the Corsicana Field. It appears that you need to modify your disclosure to include the total estimated capital you will need and how you plan to raise these funds. We note that in the last three years you have only spent a total of $697,000 on development costs. Please also indicate how your development spending will impact the timing of the development of your undeveloped reserves.

Please see our response to your previous comment number 28.

14.	Please describe to us your development plans in 2009 for the ASP project and the work accomplished to date in 2009.

The Company applied for an area wide injection permit with the Texas Railroad Commission to allow the Company to inject polymer in all leases within the 4,000 acre area the Company has determined are candidates for the ASP project. The permit is still winding its way through the regulatory approval process.

We planned to drill phase II (consisting of 16 wells) of the polymer project in the summer 2008 and phase III (consisting of 36 wells) in the third and fourth quarter of the fiscal year.

Phase II was drilled in the summer of 2008. The wells that were designed to be producers are producing oil the formation will give without enhanced production techniques. Injection of the polymer will not commence until the area wide injection permit is approved.

Phase III was put on hold because of the spike in costs and the lengthy area wide injection permit approval process. Costs have started to normalize, and we expect to drill phase III upon approval of the area wide injection permit.

Supplemental Information on Oil and Gas Production Activities, page F-17

Estimated Quantities of Proved Oil and Gas Reserves, Page F-17

15.	We have reviewed your response and proposed disclosure to prior comment number 29. As previously requested, please provide a detailed explanation for each significant change in the itemized category of changes. Please see paragraph 11 of SFAS 69.

The following is the proposed disclosure:

The following table summarizes the changes in net quantities of our proven reserves during the fiscal year. Note that the proven reserves are located entirely within the United States:

	Oil (MBBL)	Gas (MMCF)

Beginning of Year	11,677	3,392
Revisions of previous estimates	(596)	(133)
Improved recovery	124	4,786
Purchases of minerals in place	24	525
Extensions and discoveries	590	10,591
Production	(34)	(351)
Sales of minerals in place	-	-
End of year	11,785	18,809

Improved recovery: The Company implemented changes to the completion techniques on its Barnett Shale properties. The changes resulted in increased recoverable reserves. Consequently, properties shown as proved undeveloped reserves on the March 31, 2007 report realized higher than originally estimated recoverable reserves.

Purchases of minerals in place: The Company began a working interest repurchase program in its Barnett Shale properties in December 2007. On December 4, 2007, the Company agreed to repurchase working interests in 27 wells and has subsequently from time to time, repurchased smaller working interests

Extensions and discoveries: The Company successfully drilled 18 of the Barnett shale locations that were classified as proven undeveloped properties. 30 additional proven undeveloped drilling locations were added to the reserve report at March 31, 2008.

16.	Please tell us who determined the reserve estimate for FY 2007. Tell us the amount of oil and gas they estimated in the total proved reserve case in the 2007 reserve report you would produce in FY 2008. Please reconcile any major differences between the forecasted amounts and the actual amounts and provide a satisfactory explanation of significant differences..

The FY 2007 reserve estimates were prepared by Forrest A. Garb & Associates, Inc., the same firm that prepared the FY 2008 reserve estimates. The 2007 report predicted total oil production in 2008 of 82,610 barrels of oil and 349,730 mcf of gas. Actual oil production for the period was 42,452 barrels, which was approximately 51% of predicted volumes. Actual gas production was 448,495 mcf, which was approximately 128% of predicted volumes.

When the 2007 report was prepared we were waiting for the Texas Railroad Commission approval to inject surfactant polymer into the Nacatoch formation. Approval to inject was not received until mid-June 2007 and upon approval, the Company began injection into the first group of polymer wells. The original reserve report contemplated expanding the polymer project to a second lease in late 2007. In order to evaluate reservoir response and ensure the surfactant polymer flood was designed properly, Phase II was delayed until the first quarter of fiscal year 2009. Consequently, production from the Nacatoch was significantly below predicted levels.

The 2007 report contemplated drilling six Barnett wells in 2007 and fourteen wells in 2008. The Company decided to accelerate the development of the Barnett, drilling twelve wells in 2007 and fourteen in 2008. Oil produced from the Barnett was about 10,000 barrels less than predicted, but gas production was nearly 100,000 mcf higher.

*****

                 We have endeavored to fully respond to the Staff's comments set forth in its May 11, 2009 letter. On behalf of ReoStar Energy, please be advised that we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Thank you in advance for your review. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc:  Mark Zouvas
       Greenberg Traurig, LLP